# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number       0-16174

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**
(Translation of registrant's name into English)


**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X                                Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                              No \_\_\_ X \_\_\_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

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| Contact: | **Elana Holzman** | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
| | **Kevin Mannix** | Teva North America | (215) 591-8912 |

**For Immediate Release**

### TEVA ANNOUNCES TENTATIVE APPROVAL OF GENERIC PREVACID® DELAYED-RELEASE CAPSULES

**Jerusalem, Israel, January 23, 2008** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of TAP Pharmaceutical's gastric-acid pump inhibitor, Prevacid® (Lansoprazole) Delayed-release Capsules, 15 mg and 30 mg.  The brand product had annual sales of approximately $3.4 billion in the United States for the twelve months ended September 30, 2007, based on IMS sales data.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of Delaware involving Teva's paragraph IV certification to U.S. Patent Nos. 4,628,098 and 5,045,321.  A trial was held in November, at the end of which the Court indicated it anticipates it will issue a decision before the June 7, 2008 expiration of the mandatory 30-month stay of FDA approval associated with the patent litigation.

**About Teva**
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.                    Web Site: www.tevapharm.com
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**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                       (Registrant)


By:                                           /s/  Dan Suesskind
                                         Name: Dan Suesskind
                                         Title: Chief Financial Officer


Date: January 23 , 2008